CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE WITH
RULE 17a-5

AS OF DECEMBER 31, 2020
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIAL SERVICES, L. P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD TAYLOR (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Donald Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L. P., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

ACTING CEO

Title

4/9/2021

Notary Public

KAREN C. GROSS
Notary Public - State of Florida
Commission # HH 18637
My Comm. Expires Oct 22, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, L.P.

TABLE OF CONTENTS

                                                                    Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................   1

FINANCIAL STATEMENT

Statement of Financial Condition…………………………………………………...   3
Notes to Financial Statement.…………………………………………………………..   4-11



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Partners
CUSO Financial Services, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CUSO Financial Services, L.P. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CUSO Financial Services, L.P.'s management. Our responsibility is to express an opinion on CUSO Financial Services, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CUSO Financial Services, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CUSO Financial Services, L.P.'s auditor since 2020.
New York, New York
April 14, 2021

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

	2020
ASSETS	
Cash and cash equivalents	$ 14,380,690
Receivables from clearing firms	14,263,890
Right-of-use asset	5,274,174
Other receivables	1,408,829
Due from affiliates	1,520,326
Investments	272,204
Other assets and deposits	1,988,019
Deposits with clearing firms	515,606
Property and equipment, net	1,183,664
Total assets	$ 40,807,402
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Accounts payable	$ 1,238,557
Accrued commissions	12,776,080
Due to affiliate	25,798
Lease liability	5,872,425
Other accrued liabilities	4,832,815
Total liabilities	24,745,675
Commitments and contingencies (Note 6)	
PARTNERS' CAPITAL	16,061,727
Total liabilities and partners' capital	$ 40,807,402

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

CUSO Financial Services, L.P. (the "Partnership"), a wholly owned Subsidiary of its ultimate parent company Atria Wealth Solutions, Inc. ("AWSI"), is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides broker-dealer and investment advisory services primarily to credit unions and credit union service organizations, as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no deferred tax assets and liabilities are recorded within the Partnership's financial statement.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2020 accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2020, the Partnership had uninsured cash balances of $11,599,950. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not recognized any credit losses from these institutions.

The Partnership maintains accounts at clearing firms, which are insured by the Securities Investors Protection Corporation up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2020, the Partnership had uninsured cash balances of $1,832,185 at the Partnership's primary clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

At December 31, 2020, the Partnership had commission and transaction related receivables of $3,986,553 with the Partnership's primary clearing firm, or 29% of the $14,263,890 in receivables from clearing firms.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms and Other Receivables

Commissions and other receivables are stated at the amounts the Partnership expects to collect. The Partnership considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated credit-worthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Partnership continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020.

Investments

As of December 31, 2020, the Partnership invested in a membership interest in an unrelated limited liability company. The Partnership accounts for this investment in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Subsequent adjustments are made through recognition in the Statement of Operations for the Partnership's share of post-acquisition profits and losses. Distributions received reduce the investment account. As of December 31, 2020 equity method investments of $216,191 are included in the Statement of Financial Condition within investments.

The Partnership also held investments in common stock and mutual funds in the amounts of $52,513 and $3,500, respectively, as of December 31, 2020. The Partnership accounts for these investments in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. FASB ASC 820 establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques.

As of December 31, 2020, the Partnership's investments in common stock and mutual funds are classified as Level 1, as they are valued based on quoted prices in active markets for identical assets that the Partnership has the ability to access. There were no transfers between levels for the year ended December 31, 2020.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Right of Use Assets and Lease Liabilities

The Partnership recognizes its leases in accordance with ASC Topic 842, Leases. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the Statement of Financial Condition.

The Partnership conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Partnership uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Partnership's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing rate. ROU assets also exclude lease incentives.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Partnership's office space lease requires it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Adoption of New Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." Topic 820 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of New Accounting Pronouncements (continued)

ASU 2018-13 was effective beginning after December 15, 2019. The Partnership adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Partnership's financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current Generally Accepted Accounting Principles.

Recently Issued Accounting Pronouncements

There were no recently issued accounting pronouncements that would materially impact the Partnership's financial statements and related disclosures.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment net consists of the following at December 31:

		2020
Software	$	2,228,451
Computers and equipment		2,125,842
Leasehold improvements		26,406
		4,380,699
Less: Accumulated depreciation and amortization		(3,197,035)
Total property and equipment, net	$	1,183,664

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

		2020
Employee benefits	$	4,223,483
Client settlements and legal fees		95,225
FINRA fees payable		255,348
Other		258,759
Total other accrued liabilties	$	4,832,815

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2020, the Partnership had net capital of $7,650,038, which was $6,384,479 in excess of the required minimum net capital of $1,265,559. At December 31, 2020, the Partnership's ratio of aggregate indebtedness to net capital was 2.48 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) and (ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases

The Partnership has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The lease is with Double Black Diamond Properties, LLC ("DBDP") and expires December 31, 2028. DBDP is a related party and is controlled by minority investors in AWSI. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities. The Partnership classified the lease as an operating lease. The remaining life of the lease term for the lease was 8 years as of December 31, 2020. The lease does not contain a renewal option.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Leases (continued)

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2020, is shown below:

Year Ending December 31,		Total
2021	$	728,394
2022		846,119
2023		871,503
2024		897,648
2025		924,577
Thereafter		2,943,665
Undiscounted cash flows		7,211,906
Discounting effect on cash flows		(1,339,481)
Lease liability (discounted)	$	5,872,425

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership is subject to risks related to litigation and settlements arising from market events.

As of December 31, 2020, the Partnership had a litigation liability of $95,225 included in accrued liabilities within the Statement of Financial Condition. In the opinion of the Partnership's management, based on current available information, review with outside legal counsel and insurance coverage with respect to these matters, ultimate resolution of pending legal matters will not have a material impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have material effect on the Partnership's business or financial condition.

Clearing and Custody, and Trustee and Administrator Relationships

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Partnership believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

CUSO FINANCIAL SERVICES, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Licensing and Expense Sharing Agreements

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system with CUSO Financial Insurance and Technology Services, LLC ("CI&TS"), a related entity. Under the terms of this agreement, the Partnership incurs specified monthly fees for maintenance and ordinary development services. Also, CI&TS shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay CI&TS; but, at its sole discretion, it may repay CI&TS providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. This agreement is cancelable with one-year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

As of December 31, 2020, the Partnership had a liability to CI&TS $143,520, which is included within due to affiliates as a contra liability on the Statement of Financial Condition. These amounts did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay these amounts at year end.

The Partnership was due $1,565,194 from CI&TS and the receivable is included in due from affiliates in the Statement of Financial Condition.

The Partnership provides certain administrative and consulting services to Sorrento Pacific Financial, LLC ("SPF"), an entity related through common ownership. As of December 31, 2020, intercompany receivable from SPF was $98,652 and is included within due from affiliates within the accompanying Statement of Financial Condition.

The Partnership has an expense sharing agreement with it's parent company, AWSI. The Partnership's expense sharing agreement provides that it will pay AWSI for management and administrative services. As of December 31, 2020, the Partnership has a liability to AWSI of $25,798, which is included within due to affiliate on the Statement of Financial Condition. This amount did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay these amounts at year end.

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit-sharing contribution to the Plan.

NOTE 10 - IMPACT OF COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Partnership is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Partnership's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11 - SUBSEQUENT EVENTS

The Partnership evaluates events occurring after the date of the Statement of Financial Condition for potential recognition or disclosure. The Partnership did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements. The Partnership evaluated subsequent events through April 13, 2021, which is the date the financial statements were available to be issued.